                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                ________________



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                                 April 26, 2001



                                _______________



                               IFCO SYSTEMS N.V.
                (Translation of registrant's name into English)



                         "RIVIERSTAETE" AMSTELDIJK 166
                       1079 LH AMSTERDAM, THE NETHERLANDS
                    (Address of Principal Executive Offices)




                                 ______________



     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                    Form 20-F     X          Form 40-F
                              ---------                ---------


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.) Yes          No   X
           -----       -----


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.)
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AD HOC DISCLOSURE

     The ad hoc disclosure filed by the registrant with the Frankfurt Stock Exchange on April 26, 2001, regarding the approval by the Frankfurt Stock Exchange of the registrant's application to extend the deadline for the publication of its financial statements for the year ended December 31, 2000 and its first quarterly report of 2001, is attached to this report as Appendix A.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    IFCO SYSTEMS N.V.
                                    (Registrant)


Date: April 30, 2001                By: /s/ Edward E. Rhyne
                                       --------------------------------------
                                       Edward E. Rhyne
                                       Executive Vice President and General
                                       Counsel
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                                                                      APPENDIX A

IFCO Systems NV Announces Filing Deadline Extension Approved

Amsterdam - April 26, 2001 - IFCO Systems N.V. ("IFCO Systems" or the "Company") (Frankfurt: IFE; Nasdaq: IFCO) announced today the Deutsche Borse (German Stock Exchange) has approved the company's application to extend the deadline for the publication of the financial statements for the year ending December 31st, 2000 and the first quarterly report of 2001.

The deadline for the filing of the year-end financial statements has been extended to May 31st, 2001. The filing deadline for the first quarterly report 2001 has been extended to June 30th, 2001. In it's application for extension, IFCO Systems cited the balance-sheet assessment of the anticipated sale of the pallet manufacturing division and the initial restructuring measures as the cause of the delay. IFCO Systems will make a detailed statement regarding the two topics in its presentation of the company's year-end operating results for 2000, scheduled for the end of May 2001.

No. 2001-03

CONTACT INFORMATION:

EUROPE

Catja M. Collen
Head of Investor Relations
IFCO Systems N.V.
Tel. +49 89 744 91 222
Fax +49 89 744 767 222


UNITED STATES

Jennifer Daniels
Marketing Communications
Tel:  863-519-5688, ext. 1530